Exhibit 99.3

KBH Topco, LLC

Consolidated Financial Statements and

Independent Auditor’s Report

December 31, 2021 and 2020

KBH TOPCO, LLC

TABLE OF CONTENTS

Page
INDEPENDENT AUDITOR’S REPORT	1 - 2

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets	3

Consolidated Statements of Comprehensive Income	4

Consolidated Statements of Changes in Members’ Equity	5

Consolidated Statements of Cash Flows	6

Notes to the Consolidated Financial Statements	7 - 19

INDEPENDENT AUDITOR’S REPORT

To the Management of

KBH TopCo, LLC

Opinion

We have audited the accompanying consolidated financial statements of KBH TopCo, LLC, which comprise the consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive income, changes in members’ equity, and cash flows for the year ended December 31, 2021 and for the period November 3, 2020 (date of acquisition) through December 31, 2020, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of KBH TopCo, LLC as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the year ended December 31, 2021 and for the period November 3, 2020 (date of acquisition) through December 31, 2020, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of KBH TopCo, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events considered in the aggregate, that raise substantial doubt about KBH TopCo, LLC’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor’s Responsibility for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of KBH TopCo, LLC’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about KBH TopCo, LLC’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Bannockburn, Illinois

February 21, 2022

KBH TOPCO, LLC

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2021 AND 2020

ASSETS

	2021	2020
Cash	$7,049,803	$8,529,709
Accounts receivable, net	16,503,537	17,607,614
Inventory, prepaid expenses, deposits and other assets	8,079,273	13,231,316
Investment in direct finance and sales-type leases, net	80,796,043	101,304,229
Equipment under operating leases at cost, net of accumulated depreciation of $88,877,030 and $12,374,971 as of December 31, 2021 and 2020, respectively	490,109,858	469,501,681
Equipment used in operations at cost, net of accumulated depreciation of $178,018 and $25,273 as of December 31, 2021 and 2020, respectively	521,899	596,026
Goodwill	135,364,402	133,913,781

	$738,424,815	$744,684,356

LIABILITIES AND MEMBERS’ EQUITY

LIABILITIES
Accounts payable and accrued expenses	$13,840,502	$11,487,279
Distributions payable	4,000,000	—
Leased equipment accounts payable	17,648,150	14,187,663
Customer deposits and advanced payments	6,600,875	7,389,604
Deferred income tax liability	5,042,391	758,969
Secured borrowings	102,353,580	143,346,984
Notes payable - Recourse	125,094,236	124,544,587
Senior secured debt - Related party	80,000,000	80,000,000
Notes payable - Non-recourse	233,276,889	207,051,280

	587,856,623	588,766,366
MEMBERS’ EQUITY	150,568,192	155,917,990

	$738,424,815	$744,684,356

The accompanying notes are an integral part of these statements.

KBH TOPCO, LLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEAR ENDED DECEMBER 31, 2021

AND PERIOD FROM NOVEMBER 3, 2020 (DATE OF ACQUISITION) THROUGH DECEMBER 31, 2020

	2021	2020
REVENUE
Leasing revenues	$164,829,634	$25,391,172
Sales of equipment and software	74,367,255	17,604,852
Transfers of financial assets	5,392,972	415,588
Service revenues	1,201,238	156,627
Other income	97,399	49,508

	245,888,498	43,617,747

DIRECT LEASING EXPENSES AND COST OF EQUIPMENT SOLD
Depreciation of equipment	85,447,004	14,570,293
Interest expense - Secured borrowings	6,086,340	1,089,055
Interest expense - Recourse debt	4,518,691	893,117
Interest expense - Senior secured debt	6,488,889	1,051,309
Interest expense - Non-recourse debt	8,438,114	1,429,925
Cost of equipment and software sold	88,145,805	16,812,629

	199,124,843	35,846,328

GROSS MARGIN	46,763,655	7,771,419
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	30,277,701	4,842,030

INCOME BEFORE INCOME TAX PROVISION	16,485,954	2,929,389
INCOME TAX PROVISION	4,334,549	758,969

NET INCOME	12,151,405	2,170,420
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(158,345)	247,570

COMPREHENSIVE INCOME	$11,993,060	$2,417,990

The accompanying notes are an integral part of these statements.

KBH TOPCO, LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

YEAR ENDED DECEMBER 31, 2021

AND PERIOD FROM NOVEMBER 3, 2020 (DATE OF ACQUISITION) THROUGH DECEMBER 31, 2020

			Accumulated
			Other
	Common Units		Comprehensive
	Units	Amount	Income (loss)	Total
BALANCE - NOVEMBER 3, 2020 (DATE OF ACQUISITION)	—	$—	$—	$—

Issuance of units	84,000,000	153,500,000	—	153,500,000
Net income	—	2,170,420	—	2,170,420
Other comprehensive income	—	—	247,570	247,570

BALANCE - DECEMBER 31, 2020	84,000,000	155,670,420	247,570	155,917,990

Net income	—	12,151,405	—	12,151,405
Other comprehensive loss	—	—	(158,345)	(158,345)
Distributions	—	(17,342,858)	—	(17,342,858)

BALANCE - DECEMBER 31, 2021	84,000,000	$150,478,967	$89,225	$150,568,192

The accompanying notes are an integral part of these statements.

KBH TOPCO, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2021

AND PERIOD FROM NOVEMBER 3, 2020 (DATE OF ACQUISITION) THROUGH DECEMBER 31, 2020

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$12,151,405	$2,170,420
Adjustments to reconcile net income to net cash provided by operating activities:
Direct finance lease and sales-type lease receipts	40,404,348	9,861,750
Depreciation and amortization	85,617,265	14,595,566
Loss on sales of equipment and software	15,224,574	205,016
Earned income from direct finance and sales-type leases	(5,157,268)	(794,989)
Deferred income tax liability	4,283,422	758,969
Changes in operating assets and liabilities:
Accounts receivable	1,188,541	4,045,605
Inventory, prepaid expenses, deposits and other assets	618,299	282,975
Accounts payable and accrued expenses	2,968,563	(2,391,413)
Distributions payable	4,000,000	—
Leased equipment accounts payable	3,460,487	(6,550,194)
Customer deposits and advanced payments	(788,729)	(22,658)

Net Cash Provided By Operating Activities	163,970,907	22,161,047

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of KBH Topco, LLC, net of cash acquired	—	(126,127,714)
Investment in direct finance and sales-type leases	(30,298,539)	(12,258,832)
Purchases of equipment under operating leases	(152,636,613)	(23,613,551)
Proceeds from sales of equipment and software	49,299,822	12,426,497
Purchases of equipment used in operations	(96,134)	(26,099)

Net Cash Used In Investing Activities	(133,731,464)	(149,599,699)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common units	—	134,312,500
Proceeds from secured borrowings	—	10,900,921
Principal payments on secured borrowings	(40,993,404)	(10,710,604)
Proceeds from notes payable - recourse	233,345,186	51,199,521
Principal payments on notes payable - recourse	(232,795,537)	(51,083,422)
Proceeds from notes payable - non-recourse	185,871,270	24,648,636
Principal payments on notes payable - non-recourse	(159,645,661)	(23,546,761)
Distributions	(17,342,858)	—

Net Cash Provided By (Used In) Financing Activities	(31,561,004)	135,720,791

EFFECTS OF CURRENCY TRANSLATION	(158,345)	247,570

NET CHANGE IN CASH	(1,479,906)	8,529,709
CASH - BEGINNING OF YEAR	8,529,709	—

CASH - END OF YEAR	$7,049,803	$8,529,709

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest paid	$26,747,795	$4,555,478

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING ACTIVITIES
Acquisition of KBH Topco, LLC - Rollover equity	$—	$19,187,500

Business combination measurement period adjustments	$1,450,621	$—

The accompanying notes are an integral part of these statements.

KBH TOPCO, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Financial Reporting. The accompanying consolidated financial statements include the accounts of KBH Topco, LLC, a Delaware limited liability company (“KBHT”) formed on October 29, 2020, and its wholly-owned subsidiaries (each organized as either a Nevada limited liability company or a Delaware limited liability company), collectively referred to as the “Company.” All significant intercompany accounts and transactions have been eliminated in consolidation. In November 2020, 87.50% of the Company was acquired by SLR Investment Corp. f/k/a Solar Capital Ltd. (“SLR”)(Note 2).

Description of Business. The Company leases, rents, sells, manages, and remarkets technology, industrial, healthcare, and other general equipment and software. Their customers are located throughout the United States, Canada, France, Spain, Italy, and the United Kingdom.

Management Estimates and Assumptions. The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates. Significant estimates and assumptions are used for, but not limited to: (1) estimated useful lives and unguaranteed residual values of equipment under operating, direct finance and sales-type leases; (2) classification of leases; (3) valuation of leased equipment; (4) impairment of equipment; (5) impairment of goodwill; (6) revenue recognition; (7) allowance for doubtful accounts; and (8) valuation of net deferred income tax assets or liabilities. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these consolidated financial statements change as new events occur, as more experience is acquired, as additional information is obtained, and as the operating environment changes.

Concentration of Credit Risk. The Company regularly maintains bank balances that exceed Federal Deposit Insurance Corporation limits.

Revenue Recognition. The Company recognizes revenue in accordance with three different accounting standards: (1) Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“FASB ASC”) 840, Leases, (2) FASB ASC 860, Transfers and Servicing, and (3) FASB ASC 606, Revenue from Contracts with Customers.

Revenue from Leasing Transactions under FASB ASC 840 - The Company accounts for certain leasing revenues in accordance with FASB ASC 840. The accounting for revenue is different depending on the type of lease. Each lease is classified as either a direct finance lease, sales-type lease, or operating lease, as appropriate. If a lease meets one or more of the following four criteria, the lease is classified as either a direct finance or sales-type lease; otherwise, it will be classified as an operating lease:

•	the lease transfers ownership of the property to the lessee by the end of the lease term;

•	the lease contains a bargain purchase option;

•	the lease term is equal to 75 percent or more of the estimated economic life of the leased property; or

•	the present value at the beginning of the lease term of the minimum lease payments equals or exceeds 90 percent of the fair value of the leased property at the inception of the lease.

For direct finance and sales-type leases, the Company records the net investment in leases, which consists of the sum of the minimum lease payments, initial direct costs (direct finance leases only), and unguaranteed residual value (gross investment) less the unearned income. For direct finance leases, the difference between the gross investment and the cost of the leased equipment is recorded as unearned income at the inception of the lease. Under sales-type leases, the difference between the fair value and cost of the leased property plus initial direct costs (net margins) is recorded as unearned income at the inception of the lease. Revenue for both direct finance and sales-type leases are recognized as the unearned income is amortized over the life of the lease using the interest method.

(Continued)

KBH TOPCO, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (Continued). Revenue from Leasing Transactions under FASB ASC 840 (Concluded) - For operating leases, rental amounts are accrued on a straight-line basis over the lease term and are recognized as leasing revenue.

Leasing revenues consist of rentals due under operating leases and the amortization of unearned income on direct finance and sales-type leases. Equipment under operating leases is recorded at cost and depreciated on a straight-line basis over the useful life.

Revenue from the Transfer of Financial Assets under FASB ASC 860 - The Company enters into arrangements to transfer the contractual payments due under direct finance and sales-type leases, which are accounted for in accordance with FASB ASC 860. These transfers are accounted for as either a pledge of collateral in a secured borrowing or a sale. For transfers accounted for as a secured borrowing, the corresponding investments serve as collateral for recourse and non-recourse notes payable. For transfers accounted for as sales, the Company derecognizes the carrying value of the asset transferred plus any liability and recognizes a net gain or loss on the sale, which are presented as transfers of financial assets in the consolidated statements of comprehensive income.

Revenue from Sales of Equipment, Software and Services under FASB ASC 606 - Under FASB ASC 606, revenue is recognized when the Company satisfies its performance obligations, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

Revenue from contracts with customers is measured based on the consideration specified in the contract with the customer, and excludes any sales incentives and amounts collected on behalf of third parties. Contracts with customers may include multiple promises that are distinct performance obligations. For such arrangements, the Company allocates the transaction price to each performance obligation based on its relative standalone selling price. A performance obligation is a promise in a contract to transfer a distinct good or service to a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for such goods or services. After completion of the performance obligation, the Company has an unconditional right to consideration as outlined in the contract.

Service Revenues - The Company maintains service contracts for maintenance and repair services to customers for the customer owned equipment. The Company’s arrangement is typically a single performance obligation comprised of a series of distinct services that are substantially the same and that have the same pattern of transfer. The Company typically recognizes sales from these services on a straight-line basis over the period services are provided. Payments are typically due within 30 days after an invoice is sent to the customer. Invoices for services are typically sent in advance.

Equipment and Software Sales - The Company sells equipment and software to both current lessees and third parties for leased equipment, brokerage of equipment, and lease transaction sales. Sales revenue is recorded at the amount of gross consideration received. Revenue is recognized at a point in time when the Company satisfies its performance obligations. Payments are typically due upon receipt of the invoice. Invoices for equipment and software sales are typically sent in advance.

The Company has adopted certain practical expedients under FASB ASC 606 with significant items disclosed herein. The Company has elected to apply the portfolio approach practical expedient allowed under FASB ASC 606 to evaluate contracts with customers that share the same revenue recognition patterns as the result of evaluating them as a group will have substantially the same result as evaluating them individually.

(Continued)

KBH TOPCO, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (Concluded). Disaggregation of Revenue - The table below summarizes the Company’s revenues as presented in the consolidated statement of comprehensive income for the year ended December 31, 2021 by revenue type and by the applicable accounting standard:

	Year Ended December 31, 2021
	FASB ASC 840	FASB ASC 860	FASB ASC 606	Total
Leasing revenues	$164,829,634	$—	$—	$164,829,634
Sales of equipment and software	—	—	74,367,255	74,367,255
Transfers of financial assets	—	5,392,972	—	5,392,972
Service revenues	—	—	1,201,238	1,201,238
Other income	—	—	97,399	97,399

Total revenue	$164,829,634	$5,392,972	$75,665,892	$245,888,498

Total revenue subject to FASB ASC 606 recognized at a point in time and over time was $74,464,654 and $1,201,238, respectively, for the year ended December 31, 2021.

The table below summarizes the Company’s revenues as presented in the consolidated statement of comprehensive income for the period ended December 31, 2020 by revenue type and by the applicable accounting standard:

	Period Ended December 31, 2020
	FASB ASC 840	FASB ASC 860	FASB ASC 606	Total
Leasing revenues	$25,391,172	$—	$—	$25,391,172
Sales of equipment and software	—	—	17,604,852	17,604,852
Transfers of financial assets	—	415,588	—	415,588
Service revenues	—	—	156,627	156,627
Other income	—	—	49,508	49,508

Total revenue	$25,391,172	$415,588	$17,810,987	$43,617,747

Total revenue subject to FASB ASC 606 recognized at a point in time and over time was $17,654,360 and $156,627, respectively, for the period ended December 31, 2020.

Residual Values - The estimated unguaranteed residual values of equipment at the end of the useful life are recorded at the inception of each lease. The estimated residual values vary as a percentage of the original equipment cost and depend upon the equipment type. Unguaranteed residual values for direct finance and sales-type leases are recorded at their net present value and the unearned income is amortized over the life of the lease using the interest method. The residual values for operating leases are included in the leased equipment’s net book value. Residual values are evaluated on a quarterly basis and any impairment, other than temporary, is recorded in the period in which the impairment is determined. No upward revision of residual values is made subsequent to lease inception.

Accounts Receivable and Allowance for Doubtful Accounts. Accounts receivable represent customer obligations, which include base monthly, quarterly, and annual rentals due under the terms of each respective customer’s lease and equipment sales. The carrying amount of accounts receivable is reduced by an allowance that reflects management’s best estimate of amounts that will not be collected. The allowance for doubtful accounts was $11,759 as of December 31, 2021 and $-0- as of December 31, 2020 and November 3, 2020.

(Continued)

KBH TOPCO, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depreciation and Amortization. Depreciation provisions for revenue-producing equipment are computed using the straight-line method over the related useful life of the equipment, after giving effect to an estimated residual value. The useful lives for leased equipment range from approximately six and ten years. For other equipment used in operations, depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets, ranging from approximately three to eight years.

Goodwill. Goodwill represents the excess of the consideration paid over the fair value of the net assets acquired in a business combination. The Company performs an annual impairment test for goodwill at the entity level. There were no impairment charges or triggering events for the year ended December 31, 2021 or for the period ended December 31, 2020.

Foreign Operations. The functional currencies for the consolidated foreign operations are the Canadian dollar, Euro, and British pound. The translation of the applicable foreign currencies into U.S. dollars is performed for monetary balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. Nonmonetary balance sheet accounts and related revenue, expense, gain and loss accounts are re-measured using historical rates to produce the same results as if the items had been initially recorded in U.S. dollars. The gains or losses resulting from such translation of the Canadian dollar, Euro, and British pound are included as a component of accumulated other comprehensive income in members’ equity. Assets located outside the United States and subject to foreign currency denominated transactions totaled $7,888,439 and $8,046,244 as of December 31, 2021 and 2020, respectively.

Income Taxes. The Company was formed as a limited liability company and elected to be taxed as a C-Corporation. Deferred income taxes are provided using the liability method whereby deferred income tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred income tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred income tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Deferred income tax assets and liabilities are adjusted for the effects of the changes in tax laws and rates at the date of enactment. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred income tax assets and liabilities.

KBHT’s wholly-owned subsidiaries are disregarded entities for income tax purposes. Their operations are combined with the operations of KBHT and reported together in one income tax return.

Fair Value Measurements. Fair value accounting guidance defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements for both financial and non-financial assets. It also provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1.	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

(Continued)

KBH TOPCO, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Level 2.	Inputs to the valuation methodology include the following:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3.	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Certain assets are measured at fair value on a nonrecurring basis subsequent to initial recognition. These assets are not measured at fair value on an ongoing basis but are subject to fair value adjustments only under certain circumstances, as GAAP does not permit the recording of unrealized appreciation of equipment held for sale and leased equipment.

In certain circumstances, these assets were written down to estimated fair value when it is determined that net realizable value is below cost. Adjustments to write down certain equipment held for sale and leased equipment to their net realizable value totaled approximately $4,200,000 and $-0- for the year ended December 31, 2021 and for the period ended December 31, 2020, respectively, and are included within cost of equipment and software sold on the consolidated statements of comprehensive income. Equipment held for sale totaled approximately $4,551,000 and $8,356,000 as December 31, 2021 and 2020, respectively, and is included within inventory, prepaid expenses, deposits and other assets on the consolidated balance sheets.

Business Combinations. The Company records the assets acquired and liabilities assumed, including contingent liabilities, at fair value on the date of the acquisition. As required, preliminary fair values are determined once a business is acquired, with the final determination of the fair values being completed within the one-year measurement period from the date of acquisition.

The transactions were recorded under the acquisition method of accounting whereby the assets acquired and liabilities assumed were recognized at estimated fair value using level 3 inputs. The estimated fair values of assets acquired and liabilities assumed are preliminary, pending the completion of various analyses and the finalization of estimates. During the measurement period (which is not to exceed one year from each acquisition date), additional assets or liabilities may be recognized if new information is obtained about facts and circumstances that existed as of the acquisition dates that, if known, would have resulted in the recognition of those assets or liabilities as of each respective date. The preliminary allocations may be adjusted after obtaining additional information regarding, among other things, asset valuations, liabilities assumed and revisions of previous estimates.

Recent Accounting Pronouncements. In February 2016, FASB issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). FASB issued ASU 2016-02 to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Certain qualitative and quantitative disclosures are required, as well as a retrospective recognition and measurement of impacted leases. In June 2020, FASB issued ASU 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Deferral of the Effective Dates for Certain Entities, which deferred the effective date of ASU 2016-02 to annual reporting periods beginning after December 15, 2021, with early adoption permitted. Management is currently evaluating this standard.

(Continued)

KBH TOPCO, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Recent Accounting Pronouncements (Concluded). In January 2017, FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This ASU removes the second step of the test where the Company compares the implied fair value of goodwill with the carrying amount of that goodwill for that reporting unit. An impairment charge equal to the amount by which the carrying amount of goodwill for the reporting unit exceeds the implied fair value of that goodwill is recorded, limited to the amount of goodwill allocated to that reporting unit. An entity will apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The new guidance does not amend the optional qualitative assessment of goodwill impairment. The new guidance is effective for fiscal years beginning after December 15, 2021, with early adoption permitted. Management is currently evaluating this standard.

In June 2016, FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, to revise the criteria for the measurement, recognition, and reporting of credit losses on financial instruments to be recognized when expected. This update is effective for fiscal years beginning after December 15, 2022, with early adoption permitted. Management is currently evaluating this standard.

Economic Conditions. In March 2020, government agencies announced warnings related to the Coronavirus (COVID-19). Any potential decline in economic activity in the U.S. and other regions of the world as a result of the virus may have an adverse impact on the Company.

NOTE 2 – BUSINESS COMBINATION

On November 3, 2020, KBHT and its members entered into the Contribution and Equity Purchase Agreement (“Agreement”) whereby SLR acquired a total of 73,500,000 Common units in KBHT and the continuing members/investors retained 10,500,000 Common units. The Agreement included contingent consideration that was valued at the time of closing and based on achieving certain performance-based targets as defined in the Agreement as of December 31, 2022 and December 31, 2023. The Company believes that the performance-based targets will not be achieved based on available information and certain assumptions known at the time of the business combination and year end, therefore, the estimated fair value of the contingent consideration was $-0- as of December 31, 2021 and 2020.

During 2021, the Company recorded measurement period adjustments totaling approximately $1,451,000 related to the 2020 business combination as a result of changes to the estimated fair value of certain assets acquired and liabilities assumed. Adjustments to depreciation and amortization that would have been recognized in the prior period if the measurement period adjustments had been recognized at the acquisition date are nominal.

(Continued)

KBH TOPCO, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – BUSINESS COMBINATION (Concluded)

The following table summarizes the consideration paid and the estimated fair value of the assets acquired and liabilities assumed at the acquisition date, which includes the effects of any measurement period adjustments through November 3, 2021:

	Preliminary fair values as of November 3, 2020	Measurement period adjustments	Final fair values as of November 3, 2021
Consideration:
Cash	$134,312,500	$—	$134,312,500
Rollover equity	19,187,500	—	19,187,500
Less: Cash acquired	(8,184,786)	—	(8,184,786)

	$145,315,214	$—	$145,315,214

Estimated fair value of identifiable assets acquired:
Accounts receivable	$21,653,219	$84,464	$21,737,683
Inventory, prepaid expenses, deposits and other assets	13,514,291	(4,121,804)	9,392,487
Investment in direct finance and sales-type leases	98,486,185	(2,309,158)	96,177,027
Equipment under operating leases	472,715,909	4,280,537	476,996,446
Equipment used in operations	595,200	—	595,200

	606,964,804	(2,065,961)	604,898,843

Estimated fair value of identifiable liabilities assumed:
Accounts payable and accrued expenses	13,878,692	(615,340)	13,263,352
Leased equipment accounts payable	20,737,857	—	20,737,857
Customer deposits and advanced payments	7,412,262	—	7,412,262
Secured borrowings	143,156,667	—	143,156,667
Notes payable - Recourse	124,428,488	—	124,428,488
Senior secured debt - Related party	80,000,000	—	80,000,000
Notes payable - Non-recourse	205,949,405	—	205,949,405

	595,563,371	(615,340)	594,948,031

Estimated fair value of identifiable net assets acquired	11,401,433	(1,450,621)	9,950,812

Aggregate purchase price	145,315,214	—	145,315,214

Goodwill	$133,913,781	$1,450,621	$135,364,402

KBH TOPCO, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – INVESTMENT IN DIRECT FINANCE AND SALES-TYPE LEASES, NET

The Company’s investment in direct finance and sales-type leases consisted of the following as of December 31:

	2021	2020
Minimum lease payments	$79,388,382	$94,711,947
Estimated unguaranteed residual value	9,605,695	16,684,656

Subtotal	88,994,077	111,396,603
Less: Unearned lease income	8,198,034	10,092,374

Investment in direct financing and sales-type leases, net	$80,796,043	$101,304,229

NOTE 4 – FUTURE MINIMUM LEASE PAYMENTS TO BE RECEIVED

Future minimum lease payments to be received by the Company under the terms of the non-cancelable operating, direct finance and sales-type leases as of December 31, 2021 were as follows:

Year Ending December 31	Amount
2022	$135,894,266
2023	95,501,824
2024	58,057,217
2025	32,549,530
2026	14,049,990
Thereafter	12,372,066

$348,424,893

NOTE 5 – DEBT

Secured Borrowings. The Company enters into arrangements to transfer the contractual payments due under direct finance, sales-type and operating leases. Due to the rights retained on certain lease participations sold, the Company is deemed to have retained effective control over these leases and therefore these transfers are accounted for as secured borrowings. As of December 31, 2021, the Company has secured borrowing agreements totaling $102,353,580 of which $11,786,767 was recourse and $90,566,813 was non-recourse. As of December 31, 2020, secured borrowing agreements totaled $143,346,984 of which $14,499,228 was recourse and $128,847,756 was non-recourse. These secured borrowing agreements have various maturity dates through 2028 and interest rates ranging from 3.28% and 5.65%. The investment in direct finance and sales-type leases and the equipment under operating leases pledged under these secured borrowing agreements were $5,781,120 and $115,961,247, respectively, as of December 31, 2021 and $13,149,746 and $145,157,918, respectively, as of December 31, 2020.

(Continued)

KBH TOPCO, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – DEBT (Continued)

Secured Borrowings (Concluded). Principal payments on secured borrowings as of December 31, 2021 were due as follows:

Year Ending December 31	Amount
2022	$43,044,886
2023	25,011,194
2024	19,326,484
2025	13,323,169
2026	1,628,326
Thereafter	19,521

$102,353,580

Notes Payable - Recourse. The Company has recourse borrowing arrangements with various financial institutions with $125,094,236 and $124,544,587 of recourse debt outstanding as of December 31, 2021 and 2020, respectively. Various rate structures for each line pricing exist, based upon either the U.S. prime rate (3.25% at December 31, 2021, “Prime”) plus a spread, or based upon 30-day LIBOR plus a spread, or the like term swap rate for the investment period, plus 2.50% to 4.50%. Borrowings are collateralized by either a first lien on the equipment and assignment of rent or a second lien on the equipment representing the leased equipment’s residual values.

Under a $30,000,000 facility, maturing in August 2022, principal payments are determined by the maturities of the underlying equipment leases, of which $23,582,986 and $27,030,233 was outstanding as of December 31, 2021 and 2020, respectively. Balances are priced at Prime plus 1.50%, with a floor of 5.00%. Outstanding balances as of December 31, 2021 were due between January 2022 and December 2025. The debt agreement includes covenants for minimum tangible net worth and leverage.

Under a $55,000,000 facility maturing in July 2022, $45,000,000 of the facility was secured by a first lien on the equipment, with principal payments due based on the following schedule: the first two months of borrowing are interest only, after which 1.00% of the original principal is due on the first of each month, and then at six months from the date of the individual borrowing for the purchase of the equipment, the remaining principal balance is due. On this facility, $32,541,965 and $26,003,443 was outstanding as of December 31, 2021 and 2020, respectively. Additionally, $10,000,000 of this facility was able to be used for borrowings on a term basis, secured by a first lien on the equipment representing the leased equipment’s residual values and assignment of rent, of which $412,067 and $589,519 was outstanding as of December 31, 2021 and 2020, respectively. The debt agreement includes covenants for minimum tangible net worth.

Under a $35,000,000 facility maturing in November 2023, principal payments are due based on the following schedule: the first two months of borrowing are interest only, after which 1.00% of the original principal is due on the first of each month, and then at six months from the date of the individual borrowing for the purchase of the equipment, the remaining principal balance is due. On this facility, $18,858,589 and $15,055,465 was outstanding as of December 31, 2021 and 2020, respectively. Additionally, $10,000,000 of this facility is able to be used for borrowings on a term basis, secured by a second lien on the equipment representing the leased equipment’s residual values, of which $5,859,129 and $3,377,547 was outstanding as of December 31, 2021 and 2020, respectively. The debt agreement includes covenants for minimum tangible net worth.

Under a $27,000,000 facility, subject to annual review, borrowings are collateralized by either a first lien on the equipment and assignment of rents or a second lien on the equipment representing the leased equipment’s residual values subject to a cap on residuals of $8,000,000. On this facility, $3,836,082 and $4,564,437 was outstanding as of December 31, 2021 and 2020, respectively. Outstanding balances as of December 31, 2021 were due between January 2022 and January 2028.

(Continued)

KBH TOPCO, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – DEBT (Continued)

Notes Payable - Recourse (Continued). Under a $7,000,000 facility, subject to annual review, borrowings are collateralized by a combination of first lien on the equipment and assignment of rents and a second lien on the equipment representing the leased equipment’s residual values. On this facility, $2,776,787 and $5,217,438 was outstanding as of December 31, 2021 and 2020, respectively. Outstanding balances as of December 31, 2021 were due between January 2022 and September 2025.

Under a $10,000,000 facility, subject to annual review, borrowings are collateralized by a combination of first lien on the equipment and assignment of rents and a second lien on the equipment representing the leased equipment’s residual values. Rates are determined at the time of discounting based on the underlying lease term. On this facility, $3,365,554 and $3,141,421 was outstanding as of December 31, 2021 and 2020, respectively. Outstanding balances as of December 31, 2021 were due between January 2022 and July 2026.

Under a $15,000,000 facility, subject to annual review, borrowings are collateralized by a combination of first lien on the equipment and assignment of rents and a second lien on the equipment representing the leased equipment’s residual values. On this facility, $4,122,105 and $6,566,243 was outstanding as of December 31, 2021 and 2020, respectively. Additionally, the same financial institution provided a $9,000,000 facility for borrowings collateralized by the Company’s equipment leases with a subsidiary, secured by both the rental stream and equipment residual values. On this portion of the facility, $4,431,018 and $1,873,644 was outstanding as of December 31, 2021 and 2020, respectively. Outstanding balances as of December 31, 2021 were due between January 2022 and December 2026. The debt agreement includes covenants for minimum tangible net worth.

Under a $2,500,000 facility, subject to annual review, borrowings are collateralized by a combination of first lien on the equipment and assignment of rents and a second lien on the equipment representing the leased equipment’s residual values. On this facility, $1,706,853 and $1,248,058 was outstanding as of December 31, 2021 and 2020, respectively. Outstanding balances as of December 31, 2021 were due between January 2022 and October 2026.

Under a $28,000,000 facility, subject to annual review in June 2022, the Company may borrow either funding against lease stream payments or equity residual in equipment. The periodic payments are determined by the underlying equipment lease streams and/or residual values of equipment, with both interest rate and principal payments being determined at the time of line draw by the financial institution. Rates on borrowings from this facility range from 200 to 450 basis points over the like term swap rate at the time of borrowing, with $9,311,551 and $12,599,717 outstanding as of December 31, 2021 and 2020, respectively. Borrowings for equity residuals are priced at 2.00% over the corresponding non-recourse stream rate for the underlying transaction. Outstanding balances as of December 31, 2021 were due between January 2022 and December 2026. There are additional loans with this financial institution of which $132,154 and $864,851 was outstanding as of December 31, 2021 and 2020, respectively. In addition, the Company provides a $400,000 corporate guarantee on the corporate credit cards issued by this financial institution for use by a Company subsidiary. The debt agreement includes covenants for minimum tangible net worth.

The Company has a borrowing arrangement collateralized by a first lien on the equipment and assignment of rents on a pool of lease transactions totaling $66,190,220 and $22,456,096 outstanding as of December 31, 2021 and 2020, respectively, at a borrowing rate ranging from 3.50% to 5.95%. Of the total transactions, $11,912,337 and $12,748,781 as of December 31, 2021 and 2020, respectively, is secured on a recourse basis for a portion of the equipment’s residual values. The recourse portion of this transaction will amortize with cash flow from residual values. Management estimates that this obligation will fully amortize by October 2025. An additional $7,500,000 was provided on a recourse basis at 5.25% of which $2,245,059 and $3,663,790 was outstanding as of December 31, 2021 and 2020, respectively.

(Continued)

KBH TOPCO, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – DEBT (Concluded)

Notes Payable - Recourse (Concluded). Principal payments on recourse notes payable as of December 31, 2021 were due as follows:

Year Ending December 31	Amount
2022	$81,232,770
2023	16,799,271
2024	14,665,598
2025	7,993,646
2026	4,348,651
Thereafter	54,300

$125,094,236

Senior Secured Debt - Related Party. During 2020, the Company borrowed $80,000,000 under a recourse senior secured debt facility with SLR. The interest rate on the facility is floating at 90-day LIBOR plus 7.00%. Interest payments are due quarterly until maturity in December 2024. The debt is collateralized by a subordinated lien on the Company’s leased assets and the Company’s outstanding rollover equity interests. The debt agreement includes covenants for minimum tangible net worth and leverage. The outstanding balance including accrued interest was $80,000,000 as of December 31, 2021 and 2020. For the year ended December 31, 2021 and period ended December 31, 2020, the Company incurred and paid related party interest of approximately $6,489,000 and $1,051,000, respectively.

Notes Payable - Non-Recourse. Non-recourse notes payable are collateralized by the assignment of rent and the equipment value under lease. The financial institutions have a first lien on the underlying leased equipment with no further recourse against the Company in the event of default by lessee. Interest rates range from 1.70% to 8.90%. Under these arrangements, each lease is financed under a separate borrowing. Non-recourse debt and related interest expense is paid by funds from assigned committed term lease payments with various financial institutions. The outstanding balance was $233,276,889 and $207,051,280 as of December 31, 2021 and 2020, respectively.

Principal payments on non-recourse notes payable as of December 31, 2021 were due as follows:

Year Ending December 31	Amount
2022	$88,626,632
2023	60,460,422
2024	37,451,922
2025	21,073,706
2026	13,644,962
Thereafter	12,019,245

$233,276,889

NOTE 6 – MEMBERS’ EQUITY

All members of the Company have the same rights, preferences, and privileges. Profits, losses, and distributions are allocated in accordance with the Operating Agreement.

The Company has two classes of units: Common units and Preferred units. There were no Preferred units issued and outstanding as of December 31, 2021 and 2020.

KBH TOPCO, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – LEASE COMMITMENTS

The Company leases various facilities under the terms of non-cancelable operating leases which expire from February 2022 through July 2028 which call for monthly rental payments ranging from approximately $500 to $30,000 per month. Total rent expense under these leases was approximately $1,040,000 and $128,000 for the year ended December 31, 2021 and period ended December 31, 2020, respectively. Approximate total minimum future rent obligations as of December 31, 2021 were as follows:

Year Ending December 31	Amount
2022	$826,000
2023	813,000
2024	534,000
2025	503,000
2026	364,000
Thereafter	964,000

$4,004,000

NOTE 8 – INCOME TAXES

The income tax provision consisted of the following components for the year ended December 31, 2021 and the period ended December 31, 2020:

	2021	2020
Deferred	$4,283,422	$758,969
Current	51,127	—

	$4,334,549	$758,969

The Company’s deferred income tax assets and liabilities consisted of the following components as of December 31:

	2021	2020
Deferred income tax asset (liability)
Depreciation and amortization	$(20,201,065)	$(4,722,296)
Allowance for doubtful accounts	3,035	—
Deferred rent	—	14,530
Net operating loss	15,155,639	4,025,807
Prepaids	—	(77,010)

Net deferred income tax liability	$(5,042,391)	$(758,969)

The Company’s effective income tax rate was approximately 26.30% and 25.90% for the year ended December 31, 2021 and the period ended December 31, 2020, respectively.

NOTE 9 – LITIGATION

From time to time, the Company is subject to litigation arising in the ordinary course of business. It is the opinion of the Company’s management that any claims pending are either covered by insurance or that there is no material exposure to the Company in connection with any proceedings.

KBH TOPCO, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – SUBSEQUENT EVENTS

Management has evaluated all known subsequent events from December 31, 2021 through February 21, 2022, the date the accompanying consolidated financial statements were available to be issued and is not aware of any material subsequent events occurring during this period that have not been disclosed in the notes to the consolidated financial statements.